Exhibit 99.1

Strongbridge Biopharma plc Announces Presentation at 15th Annual Needham Healthcare Conference

DUBLIN, Ireland and TREVOSE, Pa., April 6, 2016 — Strongbridge Biopharma plc (NASDAQ: SBBP), a global rare disease biopharmaceutical company focused on the development and commercialization of novel therapeutic options, today announced that management will be presenting at the 15th Annual Needham Healthcare Conference, taking place April 12-13, 2016, in New York City.

Matthew Pauls, president and chief executive officer of Strongbridge Biopharma, is scheduled to present on Wednesday, April 13 at 12:50 p.m. EDT. The presentation will be webcast live and available on the “Events & Presentations” page in the Investor section of the Company’s website at www.strongbridgebio.com.

About Strongbridge Biopharma

Strongbridge Biopharma is a global rare disease biopharmaceutical company focused on the development and commercialization of novel therapeutic options. Strongbridge’s lead product candidate, COR-003 (levoketoconazole), is a cortisol inhibitor currently being studied in the global Phase 3 SONICS trial for the treatment of endogenous Cushing’s syndrome. Strongbridge’s rare endocrine disease franchise also includes COR-005, a next-generation somatostatin analog (SSA) being investigated for the treatment of acromegaly, with potential additional applications in Cushing’s disease and neuroendocrine tumors. Both COR-003 and COR-005 have received orphan designation from the U.S. Food and Drug Administration and the European Medicines Agency. For more information, visit www.strongbridgebio.com.

Contacts:

Corporate and Media Relations

Elixir Health Public Relations

Lindsay Rocco

+1 862-596-1304

lrocco@elixirhealthpr.com

Investor Relations

ICR Inc.

Stephanie Carrington

+1 646-277-1282

Stephanie.Carrington@icrinc.com

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